SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                         For the month of November 2007

                           AIXTRON AKTIENGESELLSCHAFT

                 (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

         William 'Bill' Elder to Step Down from AIXTRON Board

    AACHEN, Germany--(BUSINESS WIRE)--Nov. 21, 2007--William 'Bill' Elder to step down from AIXTRON Board, November 21st, 2007 - William 'Bill' Elder, OBE
(69) has announced his intention to retire from his current position on the AIXTRON Executive Board, which will become effective as of November 30th, 2007.

    Dr. Bernd Schulte, AIXTRON's COO will extend his current responsibilities with immediate effect to include the ongoing development of AIXTRON's Silicon interests.

    Paul Hyland, AIXTRON President & CEO commented: 'Bill's extensive knowledge and huge semiconductor experience has been a key factor in the completion of the integration process of Genus into AIXTRON, following the acquisition of the company Bill formed more than 20 years ago.

    It will come as no surprise to those who know Bill, to learn of the extraordinary enthusiasm and energy he has shown in pushing the integration and business development process forward.

    I personally will greatly miss Bill's company and considerable day to day involvement in the business, but wish him and his wife Gloria every enjoyment as they pursue all those projects he has been putting off for so many busy years.

    The AIXTRON and Genus teams owe Bill a great debt of gratitude for what has been an inspired 'labour of love' over more than 20 years and I hope that he finds time between a busy travelling schedule to stay in touch to hear of and enjoy the success of the AIXTRON Silicon team in the years to come.'

    For further information on AIXTRON AG (FSE: AIX, ISIN
DE0005066203; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

    Forward-Looking Statements This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.



Contact:
Guido Pickert
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com



Language:     English
Issuer:       AIXTRON AG
              Kackertstr. 15-17
              52072 Aachen
              Deutschland
Phone:        +49 (0)241 8909-444
Fax:          +49 (0)241 8909-40
E-mail:       invest@aixtron.com
Internet:     www.aixtron.com
ISIN:         DE0005066203, US0096061041
WKN:          506620
Indices:      TecDAX
Listed:       Regulierter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin, Munchen, Hamburg, Dusseldorf,
              Stuttgart; Terminborse EUREX; Foreign Exchange(s) Nasdaq



    CONTACT: AIXTRON AG
             Guido Pickert, 02 41-89 09-444
             g.pickert@aixtron.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   AIXTRON AG

Date: November 21, 2007
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO